9/13/2004

[redacted]

04019869

SE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2003 (MM/DD/YY) AND ENDING 06/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11350 McCormick Rd. EP III Suite 901
(No. and Street)

Hunt Valley (City) MD (State) 21031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Davis CPA, PA
(Name – *if individual, state last, first, middle name*)

30 Greenway NW Suite 10 (Address) Glen Burnies (City) MD (State) 21061 (Zip Code)

AUG 30 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Brokerage Services, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MARYLAND
COUNTY OF HARFORD
SUBSCRIBED AND SWORN TO
BEFORE ME THIS 27TH DAY
OF AUGUST, 2004.

Kathleen C. Etzel

Notary Public
NOTARY PUBLIC

KATHLEEN C. ETZEL
Notary Public, State of Maryland
My Commission Expires: June 1, 2005

KATHLEEN C. ETZEL NOTARY PUBLIC HARFORD COUNTY, MD

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

For The Year Ended June 30, 2004

GLOBAL BROKERAGE SERVICES, INC.

Table of Contents

For The Year Ended June 30, 2004

WILLIAM H. DAVIS, P. A.
CERTIFIED PUBLIC ACCOUNTANT
30 Greenway N.W., Suite 10
Glen Burnie, Maryland 21061
(410) 766-8204 FAX: (410) 766-3087

MEMBER
MARYLAND ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To The Board of Directors and Stockholders of
Global Brokerage Services, Inc.
Hunt Valley, Maryland 21031

I have audited the accompanying balance sheet of Global Brokerage Services, Inc. as of June 30, 2004 and the related statements of income, statement of changes in stockholders' equity, and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management.

My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Brokerage Services, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Davis, CPA

William H. Davis, CPA P.A.
August 25, 2004

GLOBAL BROKERAGE SERVICES, INC.
Balance Sheet
June 30, 2004

ASSETS

Current Assets:	
Cash	$ 24,274
Accounts Receivable (Note 2)	30,109
Due From Brokers	718
Prepaid Expenses (Note 6)	10,000
Total Current Assets	65,101
Other Assets:	
Deposits with Clearing Organization (Note 3)	10,099
Total Other Assets	10,099
Total Assets	$ 75,200

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 100
Commissions Payable (Note 4)	23,512
Income Taxes Payable (Note 1 and 5)	2,070
Total Liabilities	25,682
Stockholders' Equity:	
Common Stock, $5 par value, 5,000 shares authorized and 2,000 shares issued	10,000
Retained Earnings	39,518
Total Stockholders' Equity	49,518
Total Liabilities and Stockholders' Equity	$ 75,200

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Income
For the Year Ended June 30, 2004

	Amount	%
Revenues:		
Commissions and Fees	$ 942,090	99.99
Interest Income	104	0.01
Total Revenues	942,194	100.00
Expenses:		
Bank Fees	38	0.00
Dues and Subscriptions	395	0.04
Commissions	729,403	77.41
Licenses and Fees	9,765	1.04
Management Fees	184,000	19.53
Office Expenses	2,201	0.23
Professional Development	800	0.09
Professional Fees	150	0.02
Taxes: Other	300	0.03
Telephone	5,260	0.56
Total Expenses	932,312	98.95
Income(Loss)Before Income Taxes	9,882	1.05
Provision for Income Taxes	(1,791)	(0.19)
Net Income (Loss)	$ 8,091	.86

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2004

	Common Stock	Retained Earnings	Total
Balance at Beginning of Year	$ 10,000	$ 31,427	$ 41,427
Net Income (Loss)	-	8,091	8,091
Balance at End of Year	$ 10,000	$ 39,518	$ 49,518

The accompanying notes are an integral part of these financial statements.

GLOBAL BROKERAGE SERVICES, INC.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2004

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 8,091
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in:	
Accounts Receivable	24,675
Due from Brokers	(718)
Prepaid Expenses	2,000
Deposits with Clearing Organization	(25)
Increase (Decrease) in:	
Accounts Payable	(10,000)
Commissions Payable	(21,695)
Income Taxes Payable	(284)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	2,044
CASH FLOWS FROM INVESTING ACTIVITIES	-0-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-0-
CASH FLOWS FROM FINANCING ACTIVITIES	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-0-
NET INCREASE IN CASH	2,044
CASH AT BEGINNING OF YEAR	22,230
CASH AT END OF YEAR	$ 24,274

The accompanying notes are an integral part of these financial statements.

Note 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Global Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides securities brokerage services. The Company does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts of, or for, customers, except as a broker or dealer with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled.

Note 2 - ACCOUNTS RECEIVABLE

Management is of the opinion that all of the company's accounts receivable are fully collectible. As of June 30, 2004, the accounts receivable consisted of commissions from the sale of the following:

Mutual Funds, Stocks and Bonds	$ 26,259
Private Placements	3,850
Total Accounts Receivable	$ 30,109

Note 3- DEPOSITS WITH CLEARING ORGANIZATION

The Company has an agreement with Advanced Clearing, Inc. to act as its clearing agent. The company maintains a deposit with the clearing firm in the amount of $10,099 in an interest bearing account.

NOTE 4 - COMMISSIONS PAYABLE

The Company has entered into selling agreement with its representatives to solicit and sell approved investment products. The individuals are independent contractors and shall be responsible for their own taxes and benefits. The Company compensates its representatives by paying a portion of the commissions received from the investment products sold. As of June 30, 2004, the amount of commissions due its representatives is $23,512.

Note 5 - INCOME TAXES PAYABLE

Income taxes payable consists of the following:

Current Taxes	$	820
Deferred Taxes		1,250
Total Income Taxes Payable	$	2,070

Note 6-RELATED PARTY TRANSACTIONS

As of July 1, 1995 the Company has entered into a management service agreement with Universal Asset Management, Inc. for a number of management services on a month to month basis which may be terminated immediately by either party. Universal Asset Management charges for management services were $184,000 for the year. Universal Asset Management, Inc. and the Company have common shareholders. As of June 30, 2004 the Company has prepaid the management services for July in the amount of $10,000.

Monthly accounting services are provided by Johnson & Sweigart, a Maryland partnership, whose partners are identical to the Company shareholders. The Company paid Johnson & Sweigart $7,400 for accounting services for the year.

Note 7-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At June 30, 2004, the Company had net capital of $21,802 which was $16,802 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.18 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2004

Schedule 1

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2004

NET CAPITAL

Total stockholders' equity		$ 49,518
Deduct stockholders' equity not allowable for net capital		-0-
Total stockholders' equity qualified for net capital		49,518
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
B. Other (deductions) or allowable credits-deferred income taxes payable		-0-
Total capital and allowable subordinated liabilities		49,518
Deductions and/or charges		
A. Non-allowable assets		
Nonallowable Receivables	$ 6,899	
Due from Brokers	718	
Prepaid Expenses	10,000	
Deposit with Clearing Organization	10,099	
Other deductions and/or charges	-0-	27,716
Net capital before haircuts on securities positions		21,802
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-0-	
B. Deficit in securities collateralizing secured demand notes	-0-	
C. Trading and investment securities	-0-	
D. Other	-0-	-0-
Net Capital		$ 21,802

Schedule 1 (Continued)

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2004

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -0-
Payable to brokers and dealers	23,512
Payable to clearing broker	-0-
Other accounts payable and accrued expenses	2,170
Total aggregate indebtedness	25,682

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital as required under SEC Rule 15c3-1(a)(2)(vi)	$ 5,000
Excess net capital at 1200%	$ 235,942
Ratio: Aggregate indebtedness to net capital	1.18 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences from the Company's computation included in Part II of Form X-17 A-5 as of June 30, 2004. Therefore, no reconciliation is included.

Schedule II

GLOBAL BROKERAGE SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2004

In regards to the Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, the firm is claiming an exemption under section (k) (2) (ii). Global Brokerage Services, Inc. is an Introducing Broker/Dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker of dealer, and who promptly transmits all customer funds and securities to the clearing broker of dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Company is in compliance with the conditions of the exemption requirements for reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.